

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 28, 2010

Mr. Michael Tate
Chief Financial Officer
Netlogic Microsystems, Inc.
1875 Charleston Road
Mountain View, California 94043

Re: **Netlogic Microsystems, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2009
       Filed February 26, 2010
       Form 10-K/A for the Fiscal Year Ended December 31, 2009
       Filed March 24, 2010
       File No. 000-50838

Dear Mr. Tate:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the fiscal year ended December 31, 2009

Financial Statements, page 53

Consolidated Balance Sheets, page 53

1.   Reference is made to other liabilities as reported at December 31, 2009. Considering that other liabilities increased from approximately $9.1 million at December 31, 2008 to approximately $34.2 million at December 31, 2009, please provide us with a description of the nature and amounts of each component in the other liabilities balance of approximately $34.2 million at December 31, 2009. If any component, in the other liabilities balance, is in excess of 5 percent of total liabilities, please revise future filings to comply with Rule 5-02.24 of Regulation S-X.

Item 11. Executive Compensation, page 96

2.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Form 10-Q for the period ended June 30, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 24

Comparison of Six Months Ended June 30, 2010 with Six Months Ended June 30, 2009, page 27

Revenue, Cost of Revenue and Gross Profit, page 27

3.   We note that your revenue for the six months ended June 30, 2010 has approximately tripled as compared to the same period ended June 30, 2009 and noted your disclosure is primarily a discussion of the increases in sales to major customers' year over year. In light of the significant increase in revenue, your MD&A disclosure does not appear to provide investors with a thorough analysis that provides readers a view of the company through the eyes of management. When individual line items, disclosed in your statements of operations, significantly fluctuate in comparison to the comparable prior period, please quantify, and disclose the nature of each item that caused the significant change. For example, please quantify each material factor, i.e. such as price changes and / or volume changes by type of product, disclose separately the effect on operations attributable to each factor causing the aggregate change from year to year and disclose

the nature of or reason for each factor causing the aggregate change. The analysis should reveal underlying material causes of the factors described and any future impact on operating results. Please incorporate the above comment to all of the disclosures in the analysis of your results of operations in MD&A in future filings. For further guidance, please refer to Item 303 and the related instructions in Regulations S-K as well as SEC Interpretive Release No. 33-8350. Please provide us with your revised proposed disclosure as part of your response.

Change in Contingent Earn-Out Liability, page 28

4.   We note from your disclosure that the approximately $50.4 million change for the six months ended June 30, 2010 in estimated contingent earn-out liability payable to the former holders of RMI capital stock was due to an increase in the probability weighted estimated achievement of the revenue earn-out target from approximately 80% at December 31, 2009 to approximately 92% at June 30, 2010, as well as an increase in the market price of your common stock. Given the significant change of $50.4 million to your contingent earn-out liability for the interim period ended June 30, 2010, please explain in further detail the nature and specific timing of the events or circumstances that occurred during the six months ended June 30, 2010 that resulted in your change in the probability weighted estimated achievement of the revenue earn-out target from approximately 80% at December 31, 2009 to approximately 92% at June 30, 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3212 if you have any questions regarding comments on the financial statements and related matters. Please contact Tom Jones, Staff Attorney, at (202) 551-3602 or Geoffrey Kruczek, Reviewing Attorney, at (202) 551-3641 if you have questions on any other comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.
.

Sincerely,

Jeff Jaramillo
Branch Chief